                                                           +-------------------+
                                 UNITED STATES             |   OMB APPROVAL    |
                      SECURITIES AND EXCHANGE COMMISSION   +-------------------+
                            Washington, D.C. 20549         |    OMB Number:    |
                                                           |     3235-0058     |
                                  FORM 12b-25              |      Expires:     |
                                                           | January 31, 2002  |
                          NOTIFICATION OF LATE FILING      | Estimated average |
                                                           | burden hours per  |
(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  | response......2.5 |
             [ ] Form 10-Q  [ ] Form N-SAR                 +-------------------+
                                                           +-------------------+
For Period Ended:    February 28, 2001                     |  SEC FILE NUMBER  |
                  ------------------------                 |    000-09798      |
                                                           +-------------------+
                [ ] Transition Report on Form 10-K         +-------------------+
                [ ] Transition Report on Form 20-F         |   CUSIP NUMBER    |
                [ ] Transition Report on Form 11-K         |     98143P106     |
                [ ] Transition Report on Form 10-Q         +-------------------+
                [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

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   Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Designer & Decorator House, Inc.
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Full Name of Registrant

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Former Name if Applicable
5720 S. Arville, Suite 106
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Address of Principal Executive Office (Street and Number)
Las Vegas, Nevada 89118
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City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)  The subject annual report, semi-annual report, transition report on
           Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]   (c)  The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.
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PART III - NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The registrant was unable to incorporate certain information and developments as they relate to the registrant in its Annual Report on Form 10-KSB prior to the prescribed filing date without unreasonable effort and expense.

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PART IV - OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification.

            Murray Brooks                (702)                 320-9610
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                           [X] Yes [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [X] Yes  [ ] No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Please see attached.
================================================================================

                       Designer & Decorator House, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    May 30, 2001          By /s/ Brad Smith
     -------------------        ------------------------------------------------
                                Brad Smith, Chairman and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION

  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or
                                                                 --------
     Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or
     --------
     apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

PART IV--OTHER INFORMATION


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant has attached hereto a discussion of its results of operations and its liquidity and capital resources.

     In July 2000, pursuant to the terms of a Merger Agreement and Plan of Reorganization ("Merger Agreement"), the registrant (formerly World Collectibles, Inc. or "WCIN"), merged (the "Merger") with and into World Collectibles Holdings, Inc., a Delaware corporation and wholly owned subsidiary of the registrant. Pursuant to the Merger Agreement, stockholders of WCIN exchanged their shares for shares of common stock of the registrant at the rate of 100 shares of common stock of the registrant for each one share of WCIN.

     For accounting purposes, the Merger has been treated as an acquisition of the registrant by WCIN. The historical financial statements of the registrant prior to the acquisition are those of WCIN even though they are labeled as those of the registrant. The registrant did not have significant operations at the time of the Merger, which, for financial statement purposes, was effective March 1, 2000. The historical shareholders' equity (deficiency) of the registrant prior to the Merger was eliminated against its additional paid-in capital. Accumulated earnings of WCIN were carried forward after the acquisition. Operations prior to the Merger are those of Medical Monitors, Inc., and operations subsequent to the Merger are those of WCIN and, therefore, for purposes of filing the registrant's Form 10-KSB, the information contained in the registrant's Form 10-Ks for years ended prior to the Merger cannot be compared to the registrant's current Form 10-KSB.